SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*


                                 BIOMETRX, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    09064J201
             -------------------------------------------------------
                                 (CUSIP Number)


                          Linden Asset Management Inc.
                               718 S. State Street
                                    Suite 101
                             Clarks Summit, PA 18411
                               Tel: (570) 586-8600
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 29, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                               Page 1 of 12 pages

CUSIP No.:  09064J201
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Coviello
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER         -   1,267,311
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.   SHARED VOTING POWER       -   0
OWNED BY                     ---------------------------------------------------
EACH                         9.   SOLE DISPOSITIVE POWER    -   1,267,311
REPORTING                    ---------------------------------------------------
PERSON WITH                  10.  SHARED DISPOSITIVE POWER  -   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,267,311
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


                               Page 2 of 12 pages

CUSIP No.:  09064J201
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Linden Growth Partners Master Fund L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER         -   1,267,311
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.   SHARED VOTING POWER       -   0
OWNED BY                     ---------------------------------------------------
EACH                         9.   SOLE DISPOSITIVE POWER    -   1,267,311
REPORTING                    ---------------------------------------------------
PERSON WITH                  10.  SHARED DISPOSITIVE POWER  -   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,267,311
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 3 of 12 pages

CUSIP No.:  09064J201
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Linden Capital Management IV, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER         -   1,267,311
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.   SHARED VOTING POWER       -   0
OWNED BY                     ---------------------------------------------------
EACH                         9.   SOLE DISPOSITIVE POWER    -   1,267,311
REPORTING                    ---------------------------------------------------
PERSON WITH                  10.  SHARED DISPOSITIVE POWER  -   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,267,311
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                               Page 4 of 12 pages

CUSIP No.:  09064J201
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Linden Asset Management Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
--------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER         -   1,267,311
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.   SHARED VOTING POWER       -   0
OWNED BY                     ---------------------------------------------------
EACH                         9.   SOLE DISPOSITIVE POWER    -   1,267,311
REPORTING                    ---------------------------------------------------
PERSON WITH                  10.  SHARED DISPOSITIVE POWER  -   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,267,311
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                               Page 5 of 12 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of BioMetrx, Inc. (the "Issuer"), with its principal executive offices located at 500 N Broadway, Suite 204, Jericho, NY 11753.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Linden Growth Partners Master Fund L.P., a Cayman Islands exempted limited partnership ("Master Fund"); (2) Linden Capital Management IV, LLC, a Delaware limited liability company ("General Partner");
(3) Linden Asset Management Inc., a Pennnsylvania corporation ("Investment Manager"); and (4) Paul J. Coviello, a United States Citizen ("Mr. Coviello"). The General Partner serves as the general partner of the Master Fund, and the Investment Manager serves as the investment manager of the Master Fund. Mr. Coviello is the controlling member of each of the General Partner and the Investment Manager.

         The principal business of the Master Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Master Fund, other private investment vehicles and managed accounts. The principal business of the General Partner is serving as the general partner of the Master Fund. Mr. Coviello's principal occupation is serving as the controlling member of the General Partner, the Investment Manager and certain affiliated entities that serve as general partner of private investment vehicles.

         (d)-(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by the Master Fund in making its purchase of the shares of Common Stock beneficially owned by it are set forth below:

         SOURCE OF FUNDS                    AMOUNT OF FUNDS
         Working Capital                    $750,000

ITEM 4.  Purpose of Transaction.

         On June 29, 2006, Linden Growth Partners, LP, a Delaware limited partnership ("LGP"), acquired the following securities from the Issuer in a private placement transaction: (a) a Convertible Note, in the original principal amount of $300,000, and convertible into 300,00 shares of Common Stock (the "First Convertible Note); (b) a Series A Warrant to purchase 300,000 shares of Common Stock expiring June 29, 2011 at an exercise price of $1.75 per share (the "First Series A Warrant"); and (c) a Series B Warrant of to purchase 150,000 shares of Common Stock expiring December 28, 2011 at an exercise price of $0.10 per share (the "First Series B Warrant"). The general partner of LGP at the time was Linden Capital Management, LLC, a Pennsylvania limited liability company controlled by Mr. Coviello, and the investment manager of LGP was the Investment Manager.

         The First Convertible Note is convertible into shares of Common Stock at any time at the option of the holder thereof. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing security, the holder may not acquire shares of Common Stock upon the exercise of such convertible note to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the holder and its affiliates would exceed 4.99% of the issued and outstanding Common Stock of the Issuer.

         The First Series A Warrant is exercisable into shares of Common Stock at any time at the option of the holder thereof. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing security, the


                               Page 6 of 12 pages
holder may not acquire shares of Common Stock upon the exercise of such warrant to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the holder and its affiliates would exceed 9.99% of the issued and outstanding Common Stock of the Issuer.

         The First Series B Warrant is exercisable into shares of Common Stock at any time after one hundred and eighty-one (181) days after the date it was issued, at the option of the holder thereof. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing security, the holder may not acquire shares of Common Stock upon the exercise of such warrant to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the holder and its affiliates would exceed 9.99% of the issued and outstanding Common Stock of the Issuer.

         As of June 29, 2006, LGP beneficially owned 600,000 shares of Common Stock, representing 7.6% of the total issued and outstanding Common Stock (based on 7,253,916 shares outstanding as of May 12, 2006, as reported by the Issuer in its Quarterly Report on Form 10-QSB for the period ended March 31, 2006).

         On August 3, 2006, as part of an internal restructuring, Linden Capital Management, LLC was replaced as the general partner of LGP by Linden Capital Management I, LLC, a Delaware limited liability company controlled by Mr. Coviello. On October 1, 2006, as part of another internal restructuring, LGP transferred all of its assets, including all securities described above, to the Master Fund.

         As of October 29, 2006, due to the First Series B Warrant becoming exercisable within 60 days, the Master Fund beneficially owned 750,000 shares of Common Stock, representing 8.8% of the total issued and outstanding Common Stock (based on 7,737,157 shares outstanding as of August 14, 2006, as reported by the Issuer in its Quarterly Report on Form 10-QSB for the period ended June 30,
2006).

         On December 28, 2006, the LGP acquired from the Issuer (and immediately transferred to the Master Fund), in lieu of the payment in cash of certain liquidated damages in connection with the above-described acquisitions, a Convertible Note, in the original principal amount of $72,500, and convertible into 72,500 shares of Common Stock (the "Second Convertible Note"). The Second Convertible Note is convertible into shares of Common Stock at any time at the option of the holder thereof. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing security, the holder may not acquire shares of Common Stock upon the exercise of such convertible note to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the holder and its affiliates would exceed 4.99% of the issued and outstanding Common Stock of the Issuer.

         On December 28, 2006, the Master Fund acquired the following securities from the Issuer in a private placement transaction: (a) a Convertible Debenture, in the original principal amount of $450,000, and convertible into 450,000 shares of Common Stock (the "Convertible Debenture"), which the Master Fund immediately converted into shares of Common Stock; (b) a Series A Warrant to purchase 450,000 shares of Common Stock expiring December 28, 2011 at an exercise price of $1.00 per share (the "Second Series A Warrant"); and (c) a Series B Warrant to purchase 225,000 shares of Common Stock expiring December 28, 2011 at an exercise price of $0.10 per share (the "Second Series B Warrant").

         The Second Series A Warrant is exercisable into shares of Common Stock at any time at the option of the holder thereof, and the Second Series B Warrant is exercisable into shares of Common Stock at any time on or after July 1, 2007 at the option of the holder thereof. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the holder generally may not acquire shares of Common Stock upon the exercise of any such warrants to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the holder and its affiliates would exceed 4.99% of the issued and outstanding Common Stock of the Issuer.

         As of December 28, 2006, the Master Fund beneficially owned 894,938 shares of Common Stock, representing 9.99% of the total issued and outstanding Common Stock (based on 8,513,404 shares outstanding as of December 28, 2006, as reported to the Reporting Persons by the Issuer).

                               Page 7 of 12 pages

         On June 26, 2007, the Master Fund converted the First Convertible Note in full, into 300,000 shares of Common Stock. As of June 26, 2007, the Master Fund beneficially owned 1,101,778 shares of Common Stock, representing 9.99% of the total issued and outstanding Common Stock (based on 10,677,030 shares outstanding as of June 26, 2007, as reported to the Reporting Persons by the Issuer).

         The Master Fund intends to exercise in full the First Series B Warrant and the Second Series B Warrant (presuming it obtains from the Company a waiver of the 4.99% limitation contained in the Second Series B Warrant). Taking into consideration the foregoing, as of the date of the filing of this Statement with the Securities and Exchange Commission (the "Commission"), the Master Fund beneficially owns 1,267,311 shares of Common Stock, representing 9.99% of the total issued and outstanding Common Stock (based on 12,168,483 shares outstanding as of August 8, 2007, as reported to the Reporting Persons by the Issuer).

         On July 17, 2007, Mr. Coveillo spoke with the Chief Financial Officer of the Issuer regarding the issues of getting the Issuer's product to market and the Issuer's need for additional capital. Mr. Coviello assisted in devising a plan to address such issues.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) As of the date of the filing of this Statement with the Commission, the Master Fund beneficially owns 1,267,311 shares of Common Stock, representing 9.99% of all of the issued and outstanding shares of Common Stock. The General Partner, the Investment Manager and Mr. Coviello may each be deemed to beneficially own the shares of Common Stock held by the Master Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 12,168,483 shares of Common Stock outstanding as of August 8, 2007, as reported to the Reporting Persons by the Issuer. The amounts included in the cover pages to this Statement are as of the date of filing of this Statement with the Commission.

         (b) The Reporting Persons have sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,267,311 shares of Common Stock reported herein.

         (c) No transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days, other than the conversion of the First Convertible Note described above.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above.

ITEM 7.  Material to be Filed as Exhibits.

         1.       Joint Filing Agreement
         2.       Securities Purchase Agreement dated June 29, 2006*
         3.       Series A Common Stock Purchase Warrant dated June 29, 2006*
         4.       Series B Common Stock Purchase Warrant dated June 29, 2006*

                               Page 8 of 12 pages

         5.       Registration Rights Agreement dated June 29, 2006*
         6.       Convertible Note dated June 29, 2006*
         7.       Exchange Agreement dated June 29, 2006*
         8.       Securities Purchase Agreement dated December 28, 2006**
         9.       Series A Common Stock Purchase Warrant dated December 28,
                  2006**
         10.      Series B Common Stock Purchase Warrant dated December 28,
                  2006**
         11.      Registration Rights Agreement dated December 28, 2006**
         12.      Convertible Debenture dated December 28, 2006**
         13.      Consent and Waiver dated December 28, 2006**
         14.      Forebearance Note dated December 28, 2006**


         * Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Commission on June 30, 2006.

         ** Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Commission on January 8, 2007.






                               Page 9 of 12 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  August 21, 2007


         /s/ PAUL J. COVIELLO
         ---------------------------------------------
         Paul J. Coviello


         Linden Capital Management IV, LLC

         By: /s/ PAUL J. COVIELLO
             -----------------------------------------
             Paul J. Coviello, Managing Member


         Linden Asset Management Inc.

         By: /s/ PAUL J. COVIELLO
             -----------------------------------------
             Paul J. Coviello, Chief Executive Officer


         Linden Growth Partners Master Fund, L.P.
         By: Linden Capital Management IV, LLC, its general partner

         By: /s/ PAUL J. COVIELLO
             -----------------------------------------
             Paul J. Coviello, Managing Member





                              Page 10 of 12 pages

                                  EXHIBIT INDEX

Exh. No.
--------

   1.    Joint Filing Agreement
   2.    Securities Purchase Agreement dated June 29, 2006*
   3.    Series A Common Stock Purchase Warrant dated June 29, 2006*
   4.    Series B Common Stock Purchase Warrant dated June 29, 2006*
   5.    Registration Rights Agreement dated June 29, 2006*
   6.    Convertible Note dated June 29, 2006*
   7.    Exchange Agreement dated June 29, 2006*
   8.    Securities Purchase Agreement dated December 28, 2006**
   9.    Series A Common Stock Purchase Warrant dated December 28, 2006**
   10.   Series B Common Stock Purchase Warrant dated December 28, 2006**
   11.   Registration Rights Agreement dated December 28, 2006**
   12.   Convertible Debenture dated December 28, 2006**
   13.   Consent and Waiver dated December 28, 2006**
   14.   Forebearance Note dated December 28, 2006**

   * Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Commission on June 30, 2006.

   ** Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Commission on January 8, 2007.




                              Page 11 of 12 pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of BioMetrx, Inc. dated as of August 21, 2007 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 21, 2007


         /s/ PAUL J. COVIELLO
         ---------------------------------------------
         Paul J. Coviello


         Linden Capital Management IV, LLC

         By: /s/ PAUL J. COVIELLO
             -----------------------------------------
             Paul J. Coviello, Managing Member


         Linden Asset Management Inc.

         By: /s/ PAUL J. COVIELLO
             -----------------------------------------
             Paul J. Coviello, Chief Executive Officer


         Linden Growth Partners Master Fund, L.P.
         By: Linden Capital Management IV, LLC, its general partner

         By: /s/ PAUL J. COVIELLO
             -----------------------------------------
             Paul J. Coviello, Managing Member







                               Page 12 of 12 pages